Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ethan Allen Interiors Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-138763) on Form S-8 of Ethan Allen Interiors Inc. of our report dated June 28, 2010 with respect to the statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, Line 4i — Schedule of assets (Held at End of Year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Ethan Allen Retirement Savings Plan.

/s/ KPMG LLP

Stamford, CT

June 28, 2010